Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 11 dated October 21, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 11 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 11 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 3, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010, Supplement No. 8 dated September 16, 2010, Supplement No. 9 dated October 6, 2010 and Supplement No. 10 dated October 15, 2010. Capitalized terms used in this Supplement No. 11 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

National Industrial Portfolio

On October 8, 2010, we entered into a purchase and sale agreement with the Teachers Insurance and Annuity Association of America, or TIAA, an unrelated third party, to acquire, subject to customary closing conditions, a portfolio of seven warehouse distribution centers, or the National Industrial Portfolio, located in Arizona, Florida, Kentucky, Ohio, Texas and Utah, for an aggregate purchase price of approximately $95,000,000, exclusive customary closing costs. We anticipate that the acquisition will be funded using the net proceeds from this offering.

The National Industrial Portfolio consists of seven warehouse distribution centers constructed between 1998 and 2002 located in the markets of Dallas/Fort Worth, Texas; Cincinnati, Ohio; Columbus, Ohio; Phoenix, Arizona; Salt Lake City, Utah; and Jacksonville, Florida. The National Industrial Portfolio totals approximately 2,534,037 square feet and is currently 80.5% leased to 10 tenants.

While we anticipate that these acquisitions will close during the fourth quarter of 2010, the agreement to acquire the properties is subject to a number of contingencies and therefore there can be no assurances that these acquisitions will occur.

70 & 90 Hudson Street

On October 15, 2010, we entered into two agreements of sale, or the Agreements, one with 70 Hudson Street, L.L.C. and 70 Hudson Street Urban Renewal Associates, L.L.C. and the other with 90 Hudson Street, L.L.C. and 90 Hudson Street Urban Renewal Associates, L.L.C., or collectively, the Sellers, all unrelated third parties, to acquire, subject to customary closing conditions, two office buildings located at 70 Hudson Street, or 70 Hudson, and 90 Hudson Street, or 90 Hudson, in Jersey City, New Jersey, or collectively, 70 & 90 Hudson.

The total of the two purchase prices for 70 & 90 Hudson is $310,000,000, exclusive of customary closing costs and the assumption of approximately $240,000,000 in two existing mortgage loans. We anticipate that the estimated $70,000,000 balance of the aggregate purchase price will be funded using the net proceeds from this offering. We deposited $3,000,000 into an escrow account upon the execution of the Agreements that is refundable in the event certain closing conditions are not met.

70 Hudson is a 409,272 square foot, 12-story office building constructed in 2000 that is 100% net-leased through January 2016 to Long Island Holding, LLC, a wholly-owned subsidiary of Barclays Capital, Inc., a leading global investment bank based in the United Kingdom. Barclay’s Capital Inc. is the investment banking division of Barclay’s Bank PLC (NYSE: BCS), a global bank. 90 Hudson is a 418,046 square foot, 12-story office building constructed in 1999 that is 100% leased with approximately 59% of the building leased through December 2024 to Lord Abbett & Co., LLC, an employee owned investment manager.

While we anticipate that these acquisitions will close during the first quarter of 2011, the Agreements to acquire the properties are subject to a number of contingencies and therefore there can be no assurances that these acquisitions will occur.